UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 56326/August 28, 2007

ADMINISTRATIVE PROCEEDING
File No. 3-12700

In the Matter of	:	
	:	
GALAXY MINERALS, INC.	:	ORDER MAKING FINDINGS AND
	:	REVOKING REGISTRATION BY
	:	DEFAULT

The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on July 18, 2007, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). Galaxy Minerals, Inc. (Galaxy), received notice of the OIP on August 2, 2007, at Lake Villa, Illinois, in a manner that complies with Rule 141(a)(2)(ii) of the Commission's Rules of Practice. Galaxy did not file an Answer and the time for filing has expired.

I then ordered Galaxy to show cause, by August 24, 2007, why it should not be held in default and have the registration of its securities revoked. To date, Galaxy has not responded to the Show Cause Order. Accordingly, it is in default. See 17 C.F.R. § 201.155(a), .220(f). As authorized by Rule 155(a) of the Commission's Rules of Practice, the following allegations of the OIP are deemed to be true.

Galaxy (CIK No. 1102217) is a Florida corporation with offices in Lake Villa, Illinois. It has a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Galaxy is delinquent in its periodic filings with the Commission, having not filed a periodic report since it filed a Form 10-QSB for the period ended September 30, 2005. Galaxy also failed to heed a notice sent to it by the Division of Enforcement, notifying it of its failure.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports (Forms 10-K or 10-KSB) and Rule 13a-13 requires issuers to file quarterly reports (Forms 10-Q or 10-QSB).

As a result of the foregoing, Galaxy has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Galaxy Minerals, Inc., is revoked.

_____
James T. Kelly
Administrative Law Judge